

Mail Stop 3561

February 22, 2018

Andrew Khor Poh Kiang
Chief Executive Officer
Andes 7, Inc.
424 Clay Street, Lower Level
San Francisco, CA 94111

> Re: **Andes 7, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed May 4, 2017**
> **File No. 0-55491**

Dear Mr. Kiang:

We issued comments on the above captioned filing on December 5, 2017. On January 22, 2018, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products